UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Hallberg, John
   2101 Fourth Avenue, Fifth Floor


   Seattle, WA 98121
2. Date of Event Requiring Statement (Month/Day/Year)
   10/26/98
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Getty Images, Inc. (GETY)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   President, Tony Stone Images
   and Hulton Getty, Americas
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
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1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------

Table II   Derivative Securitites Beneficially Owned
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1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (Right to (1)       10/26/08  Common Stock                 20,000     $11.94     D           Direct
buy)

Explanation of Responses:

(1)
This option vests as to 25% on October 26, 1999 and the remainder vests ratably as of the 26th of each month thereafter for the following three years.

SIGNATURE OF REPORTING PERSON
/S/ By: Heather Redman
    For: John Hallberg
DATE 11/10/98